  As filed with the Securities and Exchange Commission on July 29, 1997.
                                                Registration No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                  --------------------------------------------


                                 MED/WASTE, INC.
             (Exact name of registrant as specified in its charter)

         Delaware                                              65-0297759
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)

                         3890 N.W. 132nd Street, Suite K
                            Opa Locka, Florida 33054
                                 (305) 688-3931
   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  --------------------------------------------

                                MICHAEL D. ELKIN
                    Vice President/Chief Financial Officer
                               MED/WASTE, INC.
                         3890 N.W. 132nd Street, Suite K
                            Opa Locka, Florida 33054
                                 (305) 688-3931
          (Name and address, including zip code, and telephone number, including area code, of agents for service)

                                 With a Copy to:
                              BRYAN W. BAUMAN, ESQ.
                    Wallace, Bauman, Fodiman & Shannon, P.A.
                    2222 Ponce de Leon Boulevard, Sixth Floor
                           Coral Gables, Florida 33134
                                 (305) 444-9991

                  --------------------------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement has become effective.

                  --------------------------------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                                        PROPOSED MAXIMUM         PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF           AMOUNT TO BE         OFFERING PRICE PER       AGGREGATE OFFERING           AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED(1)              SHARE(2)                 PRICE(2)             REGISTRATION FEE
-------------------------      ------------------      -------------------      ------------------       ------------------
Common Stock, par value            1,015,349                  $4.50               $4,569,070.50              $1,385.00
$0.001 per share

(1) Pursuant to Rule 416 as promulgated under the Securities Act of 1933, as amended, there is also being registered such additional shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Debentures or Warrants.

(2) Pursuant to Rule 457(c), the fee is calculated on the basis of the average of the bid and asked prices on July 28, 1997 on the NASDAQ Small Cap Market for the Common Stock.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                   Subject to Completion, dated July 29, 1997

PROSPECTUS
                                1,015,349 Shares

                                 MED/WASTE, INC.

                                  Common Stock

         This Prospectus relates to the public offering of up to 1,015,349 shares of common stock, $0.001 par value per share (the "Common Stock") of Med/Waste, Inc. (the "Company"). All of the shares of Common Stock offered hereby may be sold from time to time by the stockholders described herein (each a "Selling Stockholder," collectively the "Selling Stockholders") in transactions in which they and any broker-dealers through whom such Common Stock are sold may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), as more fully described herein. The Selling Stockholders are not restricted in the price or prices at which they may sell the Common Stock. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Common Stock as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

         Of the Common Stock being registered hereby, 923,041 shares are issuable upon conversion of presently outstanding 10% Convertible Redeemable Debentures due July 1, 2000 (the "Debentures") and 92,308 shares are issuable upon exercise of common stock purchase warrants (the "Warrants"). The Company will not receive any of the proceeds from the sale of the Common Stock, but will pay the expenses incurred in registering the Common Stock, including legal and accounting fees. All selling and other expenses incurred by individual Selling Stockholders will be borne by such Selling Stockholder. The Company would receive an aggregate of $300,001 in gross proceeds from the exercise of the Warrants. Selling Stockholders will bear all other expenses of this offering, including brokerage fees, any underwriting discounts or commissions.

         Each Debenture is convertible at any time at the option of the holders at the conversion price of $3.25 in principal for each share of Common Stock through the maturity date of July 1, 2000. Each Warrant entitles the holder to purchase one (1) share of Common Stock at an exercise price of $3.25 per share until February 12, 2001. On July 28, 1997, the Company had 2,330,912 shares of Common Stock outstanding.

         THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" LOCATED ON PAGE 4.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Common Stock is included for quotation on the NASDAQ Small Cap Market ("NASDAQ") under the symbol "MWDS." The last reported sale price of the Common Stock on NASDAQ on July 28, 1997 was $4.50 per share.


                        The date of this Prospectus is _____________, 1997.

                              AVAILABLE INFORMATION

         A Registration Statement on Form S-3, relating to the Common Stock offered hereby has been filed with the Securities and Exchange Commission, Washington, D.C. 20549 (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; New York Regional Office, Public Reference Room, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a World Wide Website that contains filings and other information filed electronically with the Commission. The address of the Commission's World Wide Web is http://www.sec.gov.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; New York Regional Office, Public Reference Room, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The reports, proxy and other information may also be viewed through the Commission's World Wide Website.

         The Common Stock is included for quotation on the NASDAQ Small Cap Market and these reports, proxy statements and other information concerning the Company may also inspected at the office of the National Association of Securities Dealers, inc., 1735 K Street, N.W., Washington, D.C. 20006.

                           FORWARD-LOOKING STATEMENTS

         Certain statements in this Prospectus and the documents incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Uniform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things; the Company's history of operations; the Company's highly competitive industry; consummation of pending and future acquisitions; the business abilities and judgment of the Company's personnel; the availability of qualified personnel; changes in, or failure to comply with, governmental regulations; general and business conditions; and other factors referenced in this Prospectus. See "Risk Factors."

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents heretofore filed by the Company with the Commission under the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996;
(ii) the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997; and (iii) the Company's Proxy Statement dated April 22, 1997 for the Company's annual meeting of Shareholders held on June 10, 1997.

         All documents filed by the Company pursuant to Sections 13(a),13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing these documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO MICHAEL D. ELKIN, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, 3890 N.W. 132ND STREET, SUITE K, OPA LOCKA, FLORIDA 33054 (TELEPHONE:
(305) 688-3931).

                                   THE COMPANY

         Med/Waste, Inc. (the "Company") was incorporated in November 1991 under the laws of the State of Delaware. The Company provides medical waste management services through its wholly owned subsidiaries, Safety Disposal system, Inc. ("SDS"), Safety Disposal System of South Carolina, Inc. ("SDSSC") and Safety Disposal System of Pennsylvania, Inc. ("SDSPA") and commercial cleaning services through its wholly owned subsidiary, The Kover Group, Inc. ("Kover").

         SDS provides collection, transportation, treating, tracking and related services for the disposal of medical waste throughout Florida. SDS also sells or leases turnkey autoclave treatment units for large quantity generators. SDSSC operates an incineration facility in Hampton, South Carolina, which is permitted to treat municipal, medical and special waste which the Company receives from generators throughout the United States. SDSSC mainly focuses on the treatment of medical waste and to a lesser degree special waste. SDSPA manages a medical waste autoclave treatment facility located in Marcus Hook, Pennsylvania pending the purchase of such facility by SDSPA. See "Material Events."

         Medical waste is generally any waste which may cause an infectious disease or can reasonably be suspected of harboring pathogenic organisms. Medical waste includes predominantly all material that comes in contact with human and animal body fluids. SDS collects medical waste from medical waste generators, including hospitals, clinics, medical and dental offices, veterinarians, laboratories, funeral homes, home health agencies and others. In addition to medical waste collection, SDS provides programs to assist customers to promote safe handling of medical waste and comply with federal and state requirements applicable to their operations. Special waste is generally all non-residential waste which requires more stringent management than municipal solid waste, but does not include medical or hazardous waste.

         Nationally, most medical waste is disposed of by incineration. However, more stringent government regulation and a generally negative public attitude toward nearby incineration facilities have resulted in a declining number of incineration disposal facilities. Relatively few newly permitted incineration facilities have opened due to the significant cost of compliance with new environmental legislation. The Company's incinerator is in compliance with all federal and state regulations dealing with air pollution controls. The incinerator is a waste to energy facility with a rated capacity for processing up to 270 tons per day of special medical and municipal waste. The facility is currently permitted under South Carolina law to incinerate up to 200 tons per day of waste both, liquid and solid. Prior to July 1, 1997, the incinerator was limited to processing 1,500 tons of medical waste per month. Effective, July 1, 1997, the South Carolina legislature removed the cap on medical waste permitted to be burned at the facility. See "Material Events." On June 1, 1997, the incinerator was temporarily shut down as a result of fire damage. The incinerators were repaired and became fully operational on June 30, 1997.

         The trend against incinerator facilities has encouraged the development and commercial use of a variety of environmentally acceptable alternative disposal techniques. The Company manages a 48 ton autoclave medical waste treatment facility located in Marcus Hook, Pennsylvania, pending the closing of the purchase of such facility by the Company. See "Material Events--Pending Acquisition." The autoclave facility is currently running at full capacity.

         As part of its comprehensive medical waste services, SDS supplies, installs and oversees the operations of on-site autoclaves at large quantity generators, typically hospitals. The autoclaves treat the medical waste through sterilization, allowing most of such waste to be handled and disposed of as solid waste. Management believes that autoclaves can reduce each hospital's medical waste by up to 90%, thus significantly reducing the expense of disposal both due to decreased volume and the significant cost savings of disposing of solid, versus medical waste. Hospitals either purchase or lease the autoclave and related equipment. During the term of the lease the Company provides maintenance and support of the autoclave on-site and collects the treated waste and transports it for ultimate disposal at a local landfill.

         Kover is engaged in the business of offering, selling and servicing franchises for commercial building cleaning services through the trade name "Coverall Cleaning Concepts". Kover is a service franchisor of Coverall North America, Inc. ("CNA") in the metropolitan area of Cleveland, Ohio and South Florida.

         Kover is a service franchisee of CNA. CNA operates a business engaged in the offer and sale of three types of franchises, each of which is related to commercial building cleaning services using the trade name "Coverall". The three types of franchises are janitorial franchises, limited area franchises and services franchises. Kover is a service franchisee of CNA in the metropolitan areas of Cleveland, Ohio and South Florida. Kover has the exclusive right to sell janitorial franchises using the Coverall Cleaning Concept in these metropolitan areas. Kover is required to pay CNA royalty fees of three to four and one-half percent of monthly revenues. Kover uses the Coverall name, design and business plan to conduct and promote its independent business of offering, selling and servicing janitorial franchises pursuant to written agreements between Kover and its janitorial franchisees. Kover maintains a small staff to perform emergency cleaning services and temporary cleaning services for accounts being transferred from one franchisee to another. Most cleaning services are provided to commercial customers through independent franchisees.

         Kover sells franchises for janitorial services in the metropolitan territories of South Florida and Cleveland, Ohio. As of June 30, 1997, Kover had in operation approximately 245 janitorial franchises. As of that date, CNA and its other service franchisees had an additional approximately 4250 janitorial franchises in operation located in 15 states, as well as in Canada, United Kingdom, South Africa, Spain and Thailand.

         The Company is a Delaware corporation with its principal executive offices located at 3890 N.W. 132nd Street, Suite K, Opa Locka, Florida 33054. Its telephone number at such address is (305) 688-3931.


                                  RISK FACTORS

         An investment in the Common Stock offered hereby involves a certain degree of risk. Prospective purchasers should carefully consider the following risk factors, as well as all of the other information set forth elsewhere in this Prospectus or incorporated by reference to the Prospectus, before purchasing any shares of Common Stock offered hereby.

         ACCUMULATED DEFICIT; NET LOSSES. The Company has incurred an accumulated deficit of $1,718677 as of March 31, 1997. For the years ended December 31, 1994, 1995 and 1996 the Company had net income (losses) of ($422,061), ($1,748,926) and $215,326, respectively. The net loss for the year ended December 31, 1996 was primarily a result of a non-recurring charge for an impairment loss of goodwill of $1,622,872. For the three months ended March 31, 1997, the Company had consolidated net income of $150,037. The can be no assurance that the Company's activities will generate sufficient cash flow to sustain ongoing operations or that its operations will continue to be profitable.

         IMPACT OF GOVERNMENT REGULATION. The Company operates within the medical waste disposal industry, which is subject to extensive and frequently changing local, state and federal laws. This statutory and regulatory framework imposes compliance burdens and risks on the Company, including requirements to obtain and maintain government permits. The transport, treatment and disposal of medical waste is subject to packaging, labeling, handling, notice and reporting requirements, as well as requirements pertaining to transporter registration, transportation handling procedures and the preparation of shipping papers. The treatment and disposal of municipal and special waste are also subject to extensive government regulation. State and local regulations vary from location to location and constantly change. State and local regulations may pose insurmountable barriers, financial or otherwise, to the opening and operation of facilities in states where the Company intends to operate its business. The Company believes that it is currently in compliance in all material respects with all applicable laws and regulations governing its business and has all appropriate government permits to operate its existing business, including those required for the operation of its incineration facility and transfer stations. However, the addition of new, or amendments to existing, statutes and regulations could require the Company to continually modify its methods of operations at costs that could be substantial. Further, since the Company operates its own medical waste treatment facilities, it is subject to additional permitting requirements at each such location. The permitting process is complex and time consuming and is generally opposed by local residents. Even after permits are issued, opposition groups may attempt to compel regulators through court proceedings to modify permit conditions or reverse decisions with respect to the initial granting of permits. There can be no assurance that the Company will be able, for financial reasons or otherwise, to comply with future environmental and permitting laws either in its present market or in those markets in which it intends to expand. Delays in the permitting process could add significantly to the cost of developing a medical waste treatment facility or transfer station and could have a material adverse effect on the Company's business, financial condition and results of operations.

         IMPORTANCE OF GOVERNMENT ENFORCEMENT OF ENVIRONMENTAL REGULATIONS. The Company believes that its business prospects in the medical waste disposal industry are significantly enhanced by the stringent enforcement of handling, transportation, environmental preservation and clean-up requirements by regulatory agencies. These laws and regulations are, and will continue to be, a principal factor affecting demand for the Company's medical waste management services. The intensity and breadth of present and future regulation and supervision of medical waste disposal procedures and the impact of technological changes on government regulation cannot be predicted. The level of government enforcement is subject to constantly changing political and budgetary pressures. A significant relaxation or reduction in government enforcement could have a material adverse effect on the Company's business, financial condition and results of operations.

         INTENSE COMPETITION WITHIN INDUSTRY. The Company operates within the intensely competitive medical waste disposal industry. Competition in the industry has resulted in substantial price reductions in virtually all geographic areas in which the Company operates. There can be no assurance that competitive pressures within the industry will not result in continued or accelerated price reductions. Substantial continued or accelerated price reductions would have a material adverse effect on the Company's business, financial condition and results of operations. The Company faces competition from several national waste disposal companies and numerous regional and local entities in its present locations and will in the future be confronted with such competition in each location where it intends to expand. The Company's business strategy involves, among other things, selling its services to customers who may have established relationships with other medical waste management companies and who may be reluctant to use the Company's services. Several of the Company's competitors are larger and have substantially greater financial and other resources than the Company and are well entrenched in their respective markets. Among these competitors are Browning-Ferris Industries, Inc. ("BFI"), WMX Technologies, Inc., Laidlaw Waste Systems, Inc., and USA Waste Services, Inc. The Company's primary competitor is BFI. There can be no assurance that the Company will be able to profitably compete with such other entities.

         GROWTH STRATEGY DEPENDENT UPON ACQUISITIONS. The Company's growth strategy depends, in part, on its ability to acquire other medical waste management businesses. There can be no assurance the Company will be able to continue to identify suitable businesses to acquire, successfully negotiate their acquisition, or integrate their operations into the Company. The recent consolidation in the medical waste industry may increase competition for the acquisition of existing businesses and result in fewer acquisition opportunities and higher purchase prices. Some of the Company's competitors for acquisitions are larger and have significantly greater financial resources. Even if the Company is successful in identifying suitable acquisition candidates, there can be no assurances that the terms to complete such acquisitions would be acceptable, or if acceptable, that the Company would have the financial resources to pay the purchase price. The Company anticipates that future acquisitions of other medical waste businesses will be made through payment of cash, issuance of debt or equity securities, or a combination of these methods. There can be no assurances that the Company will have sufficient resources available, or if available, on terms acceptable to the Company. The Company may need to raise additional equity or debt financing to complete such acquisitions. Any additional equity financings may be dilutive to the Company's existing shareholders. Debt financings, if available, may not be on terms acceptable to the Company, if at all. The Company's failure to continue its growth strategy could have a material adverse effect on the Company's business, financial condition and results of operations.

         POTENTIAL LIABILITY; INSURANCE. The medical waste disposal industry involves potentially significant risks of statutory, contractual, tort and common law liability. The failure of the Company to comply with applicable laws or to manage medical waste in an environmentally sound manner could result in environmental contamination, personal injury and property damage. The Company maintains insurance which it considers sufficient to meet regulatory and customer requirements and to protect the Company's operations. However, a partially or completely uninsured claim against the Company of sufficient magnitude could have a material adverse impact on the Company's operations. Certain federal and statutory laws impose strict, joint and several liability on current and former owners and operators of facilities regarding the release of hazardous substances and on generators and transporters of the hazardous substances that are brought to such facilities. Responsible parties may be liable for substantial waste site investigation and clean up costs as a result of the occurrence of environmental contamination. If the Company was found to be a responsible party for a particular site, it could be required to pay the entire cost of waste site investigation and clean up, even though other parties may also be liable. The Company's ability to obtain contribution from other responsible parties may be limited by the Company's inability to identify those parties and by their financial inability to contribute to investigation and clean up costs. It is possible that in the future the Company may experience difficulty in obtaining appropriate insurance at reasonable prices with reasonable coverage, which could place the Company at a competitive disadvantage. The inability to obtain necessary insurance coverage, or a successful claim against the Company for which it does not have adequate insurance, could have a material adverse impact on the Company's operations and financial condition.

         ALTERNATIVE TECHNOLOGIES; TECHNOLOGICAL OBSOLESCENCE. The medical waste industry presents continuing opportunities for the development of alternate treatment and disposal methods. Such methods may emphasize cost efficiencies, reduction in the volume of waste generated, environmental factors or both. The Company sells autoclave units to hospitals and other large generators. The development and commercialization of alternative treatment or disposal technologies that are more efficient or environmentally sound treatment and disposal methods may have a material adverse effect on the Company's operations. The Company is aware of certain new medical waste treatment and disposal technologies including the production of reusable or degradable medical products, which, if successfully developed and commercialized would have a material adverse effect on the Company's business, financial condition and results of operations.

         SERVICE FRANCHISE AGREEMENTS. Kover operates as franchisee of Coverall of North America, Inc. ("CNA") pursuant to Service Franchise Agreements in each location. The Service Franchise Agreements contain a number of restrictions and obligations on the part of Kover. The failure of Kover to strictly comply with these requirements could result in the termination of such franchises and have a material adverse effect on the Company's business, financial condition and results of operations.

         DEPENDENCE ON FRANCHISOR. CNA contributes to the development of Kover and its operating systems, clinics, products and formulation of strategies. The loss of the relationship with the CNA could have a material adverse effect on Kover's operations and new product development efforts. Further, the long term success of Kover is in part dependent upon the overall success of the CNA janitorial system. Accordingly, to a certain extent, the success of Kover is dependent on part upon the successful operations of CNA's other franchisees, as well as upon the financial condition, management, marketing and innovative abilities of CNA. Any event that creates adverse publicity involving CNA operations may have an adverse impact on the Company, regardless of whether the event involved Kover.

         DEPENDENCE UPON PERSONNEL. The Company is dependent upon the services of Daniel A. Stauber and Phillip W. Kubec. Mr. Stauber is president of the Company and its wholly owned subsidiaries, SDS, SDSSC and SDSPA. Mr. Kubec is the president of the Company's wholly owned subsidiary, Kover. SDS has an employment agreement with Mr. Stauber which expires in December 2001. Kover has an employment agreement with Mr. Kubec which expires in June 1999. However, if either officer's services were to become unavailable to the Company for any reason, it could have a material adverse effect on the Company's business, financial results and results of operations. The Company does not carry key man life insurance.

         NO DIVIDENDS. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash in dividends in the foreseeable future. The payment of dividends by the Company will depend on its earnings, financial condition and other business and economic factors affecting the Company at that time as the Board of Directors may consider relevant. The Company currently intends to retain any earnings to provide for the development and growth of the Company.

         ANTI-TAKEOVER PROVISIONS OF CHARTER AND BYLAWS. Certain provisions of the Company's charter and by-laws may have the effect of making more difficult or could delay attempts by others to obtain control of the Company, even when these attempts may be beneficial to the interests of stockholders. For example, the Company's charter and bylaws include advance notice provisions, provisions that establish a classified Board of Directors, and provisions that enable the Board of Directors without stockholder approval, to issue up to 4,000,000 shares of preferred stock in one or more series having terms fixed by the Board of Directors. In addition, the Delaware General Corporation Law contains provisions that may have the effect of making it more difficult or delaying attempts by others to obtain control of the Company.

         "PENNY STOCK" RULES. The Company's Common Stock is presently traded on the NASDAQ Small Cap Market. If the Company fails to maintain such listing for its Common Stock, and no other exclusion from the definition of "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in the Company's securities would be required to provide any customer with a risk disclosure document and the compensation of the broker/dealer in the transaction and monthly account statements showing the market values of the Company's securities held in the customer's accounts. The bid and offer quotations and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in the Company's securities, they would become less willing to engage in such transactions, thereby making it more difficult for purchasers to dispose of the shares of Common Stock.

         NOTES RECEIVABLES FROM FRANCHISEES. Notes Receivables from Franchisees aggregated $2,142,775 and $2,199,126 as at December 31, 1996 and March 31, 1997,
respectively. In connection therewith, $82,441 and $61,853 are reflected as current liabilities (Deferred Revenue on Franchise Sales) as at December 31, 1996 and March 31, 1997, respectively. Although the Notes Receivables from Franchisees are personally guaranteed by the individuals who are franchisees, the ability of the franchisees to pay the notes may be dependent upon the Company's continued use of the commercial cleaning services provided by the franchisees.


                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The Company would receive net proceeds aggregating $300,001 upon exercise of the Warrants, if all such Warrants, are exercised. Such proceeds will be added to the Company's working capital and used for general corporate purposes.

                                 MATERIAL EVENTS

         PENDING ACQUISITIONS.

         The Company has entered into agreements to purchase a 2.9 acre industrial site located in Marcus Hook, Pennsylvania, together with related autoclave equipment used at such site, from K.S. Processing Company, Inc. (the "KS Facility"). The KS Facility is a medical waste autoclave treatment center operated by Bonham Management Group, Inc. ("BMG"), a Virginia corporation. The Company has also entered into an asset purchase agreement with BMG to purchase certain of the assets of BMG, including the right to manage the KS Facility. BMG operates the KS Facility under a ten (10) year management agreement. Effective June 1, 1997, SDSPA has assumed operational control of the KS Facility pending closing.

         The KS Facility consists of two (2) 25 ton per day autoclaves, a 10,000 square foot processing center and a 2,400 square foot administrative building. The KS Facility receives medical waste from generators located throughout New York, New Jersey, Connecticut, Pennsylvania, Maryland and Virginia. The KS Facility currently operates at full capacity. BMG has approximately 50 operating and management personnel, most of whom will be retained following the Closing. The KS Facility is currently the only medical waste autoclave facility in Pennsylvania. The current permitting process for medical waste treatment facilities in Pennsylvania is a costly, time consuming and politically difficult procedure. The Company does not anticipate that any additional autoclave or incinerator permits will be issued by the Pennsylvania Department of Environmental Protection in the near future. The closing on the KS Facility and BMG is subject to normal closing contingencies including satisfaction of due diligence and transfer of all operating permits, and is expected to be consummated by September 30, 1997.

         FIRE DAMAGE.

         On June 1, 1997, a fire occurred at the Company's incineration facility in Hampton, South Carolina. Minor damage occurred in various parts of the facility, causing the facility to shut down operations. During the shut down period, the Company continued to accept medical waste, re-package such waste and route the waste to other facilities for disposal, including the autoclave facility managed by the Company in Marcus Hook, Pennsylvania. Repairs on the facility were completed and the facility became fully operational on June 30, 1997.

         LEGAL PROCEEDINGS.

         Prior to July 1, 1997, the State of South Carolina restricted the Company's incineration facility's permitted incineration capacity for medical waste to the greater of (i) 50 tons per day or (ii) on a monthly basis, 1/12 of the estimated amount of medical waste generated within the State of South Carolina within one year. The prior owner of the facility instituted litigation against the State of South Carolina contesting the state's imposition of the limitation, as well as certain provisions of the South Carolina Infectious Waste Management Act and the regulations promulgated thereunder. At the trial level, the Company's prior owner was successful in its challenge to certain fee requirements under the regulations. However, it was not successful in having the volume limitation ruled unconstitutional. When the Company purchased the facility, it continued the litigation on appeal. In June 1997, the Company and the State of South Carolina entered into a settlement agreement, whereby the State of South Carolina Legislature approved legislation removing the limitation on medical waste and the Company dismissed all litigation related to the matter. Effective July 1, 1997, the incineration is now permitted to incinerated up to its full 100 ton permitted capacity of medical waste.

                              SELLING STOCKHOLDERS

         An aggregate of up to 1,015,349 shares may be offered by certain Selling Stockholders. The following table sets forth as of June 30, 1997, certain information with respect to the Selling Stockholders, based on information provided by the Selling Stockholders. No Selling Stockholder owns one percent (1%) or more of the Company's outstanding Common Stock prior to this Offering, except as indicated below. Beneficial ownership after the Offering will depend on the number of shares sold by each Selling Stockholder, but assumes all shares being offered are sold. The Company will not receive any of the proceeds from the sale of these shares.



                                                SHARES BENEFICIALLY                            SHARES TO BE BENEFICIALLY
                                               OWNED PRIOR TO OFFERING        SHARES              OWNED AFTER OFFERING
                                             --------------------------        BEING           -------------------------
 NAME AND ADDRESS OF SELLING STOCKHOLDER         SHARES       PERCENT        OFFERED(2)           NUMBER   PERCENT(2)
------------------------------------------   --------------  ----------     ------------        ---------  ---------
Yong S. Ahn                                                                                        --       --
219 Hidden Pond Path
Franklin Lakes, NJ 07417                       15,384           *               15,384

Gary l. Alderman
6205 Johnson Road
Indianapolis, IN 46220                          7,692           *                7,692             --       --

Robert W. Allen
2400 Bally Bunion Road
Center Valley, PA 18034                        15,384           *               15,384             --       --

Kent Au and Connie Au
8 Marie Lane
Edison, NJ 08817                                9,230           *                9,230             --       --

Savilla A Bare Trustee, Savilla A Bare Trust
DTD 2/5/75
4021 Hardwoods Drive
West Bloomfield, MI 48323                       4,615           *                4,615             --       --

Robert and Mildred Beatty, JTWROS
5053 Janet Lane
Birmingham, AL 35210                            9,230           *                9,230             --       --

Russell Bernier
100 Wall Street, 10th Floor
New York, NY 10005                                500(3)        *                  500(3)          --       --

Ronald A. Bero
14550 Ridgemoor Drive
Elm Grove, WI 53122                             6,153           *                6,153             --       --

Archer L. Bolton, Jr.
33 Spear Street
P.O. Box 806
Rockport, ME 04856                              1,538           *                1,538             --       --

Alvin R. Bonnette, Trustee
181 East Dunstable Road
Nashua, NH 03062                                7,692           *                7,692             --       --

Michael Brunone
100 Wall Street, 10th Floor
New York, NY 10005                                200(4)        *                  200(4)          --       --

Peter M. Burns
100 Wall Street, 10th Floor
New York, NY 10005                              9,231(5)        *                9,231(5)          --       --

Howard A. Caplan
3900 Atlantic Boulevard
Jacksonville, FL 32207                          7,692           *                7,692             --       --

Phillip E. Casey
3435 Bayshore Boulevard, #601
Tampa, FL 33629-8874                            7,692           *                7,692             --       --


                                                SHARES BENEFICIALLY                            SHARES TO BE BENEFICIALLY
                                               OWNED PRIOR TO OFFERING        SHARES              OWNED AFTER OFFERING
                                             --------------------------        BEING           -------------------------
 NAME AND ADDRESS OF SELLING STOCKHOLDER         SHARES       PERCENT        OFFERED(2)           NUMBER   PERCENT(2)
------------------------------------------   --------------  ----------     ------------        ---------  ---------
William E. Chaney
111 East Main Street
Barnesville, OH 43713                           3,076           *                3,076             --       --

Ching-Chang Chang and Debra Chang
202 Tinton Place
East Northport, NY 11731                       10,769           *               10,769             --       --

C.C. Partners, Ltd.
Box 832
Shelter Island Heights, NY 11965               23,076           *               23,076             --       --

Joan K. Dass
100 Wall Street, 10th Floor
New York, NY 10005                              1,846(6)        *                1,846(6)          --       --

Joseph D'Amadeo
100 Wall Street, 10th Floor
New York, NY 10005                              4,585(7)        *                4,585(7)          --       --

Guerino De Luca and Frances DeLuca
5953 Belmont Street
Dearbon Heights, MI 48127                       9,230           *                9,230             --       --

Dolphin Offshore Partners, L.P.
P.O. Box 438, Tropic Isle Building
Road Town, Tortola
British Virgin Islands                        106,923          4.39            106,923             --       --

John W. Egan and Mary Sue Egan
214 South Euclid Avenue
Oak Park, IL 60302                              3,076           *                3,076             --       --

Robert D. Farrell and
Patricia M. Farrell, JTWROS
151 Sylvan Avenue
Leonia, NJ 07605                                7,692           *                7,692             --       --

Elsa V. Finnel
14422 Industry Avenue, Suite 7-1
I.T.C. Park
Laredo, TX 78041                                7,692           *                7,692             --       --

Denis Fortin
26 Brookside Drive
Easton, CT 06612                               15,384           *               15,384             --       --

James E. Foy
5 Tall Oaks Court
Mendham, NJ 07945                              10,769           *               10,769             --       --

James D. Fralin
P.O. Box 5037
Roanoke, VA 24102                               1,538           *                1,538             --       --

B. Ken Garlinghouse
3601 West 29th Street
Topeka, KS 66614                                7,692           *                7,692             --       --

James R. Gerchow
64177 Rommel
Sturgis, MI 49091                               7,692           *                7,692             --       --

Gerrity Family Co.
P.O. Box 9111
Newton Upper Falls, MA 02164                    7,692           *                7,692             --       --

Anthony Girellini
100 Wall Street, 10th Floor
New York, NY 10005                              1,000(8)        *                1,000(8)          --       --

E. D. Grindstaff
3212 West End Avenue, Suite 400
Nashville, TN 37203                             4,615           *                4,615             --       --


                                                SHARES BENEFICIALLY                            SHARES TO BE BENEFICIALLY
                                               OWNED PRIOR TO OFFERING        SHARES              OWNED AFTER OFFERING
                                             --------------------------        BEING           -------------------------
 NAME AND ADDRESS OF SELLING STOCKHOLDER         SHARES       PERCENT        OFFERED(2)           NUMBER   PERCENT(2)
------------------------------------------   --------------  ----------     ------------        ---------  ---------
Douglas Hailey
100 Wall Street, 10th Floor
New York, NY 10005                              9,231(7)        *                9,231(9)          --       --

J. B. Hargroder and Iris M. Hargroder,
Trustees, The Hargroder Living Trust of
1995
2102 Highway 90 East
P.O. Box 1049
Jennings, LA 70546                              3,076           *                3,076             --       --

Richard J. Hess
3114 S.W. Ridge Drive
Portland, OR 97219                              3,076           *                3,076             --       --

Frank R. Jazzo
2700 P. Street, N.W.
Washington, D.C. 20007                          7,692           *                7,692             --       --

Richard Kraemer
730 Oak Lane
Franklin Lakes, NJ 07417                        7,692           *                7,692             --       --

William E. Kuntz
3734 Ligon Road
Ellicott City, MD 21042                         6,153           *                6,153             --       --

Lancer Offshore, Inc.
c/o CITCO Fund Services
(Curacao) N.V.
Kaya Flamboyan 9
P.O. Box 812
Curacao, Netherlands Antilles                 210,000(10)      8.26            210,000(10)         --       --

Lancer Partners, L.P.
200 Park Avenue, Suite 3900
New York, NY 10166                            210,000(11)      8.26            210,000(11)         --       --

Brian Scott Larson and Debra Lynn Larson,
JTWROS
1030 De Gamma Drive
Santa Maria, CA 93454                           7,692           *                7,692             --       --

Miles B. Larson and Joan M. Larson,
Trustees, The Larson Family Trust U/A/D
2/2/90
115 44th Street
Newport, CA 92663-2510                         15,384           *               15,384             --       --

Michael Lauer
c/o Lancer Partners, L.P.
200 Park Avenue, Suite 3900
New York, NY 10166                            210,000(12)      8.26            210,000(12)        --       --

Howard A. LeVaux
626 Huron Avenue
Cambridge, MA 02138                             7,692           *                7,692             --       --

Harvey Lyon, IRA
158 North Seville Circle
Cedar Park, IL 60302-2462                       6,153           *                6,153             --       --

Michael Madie, DVM
277 West End Avenue, #1D
New York, NY 10022                              3,076           *                3,076             --       --

Joseph A. Martha
3672 Sanctuary Drive
Bath, OH 44333                                  3,076           *                3,076             --       --

Robert A. Maurin, III
19354 Highway 190
Hammond, LA 70401                               7,692           *                7,692             --       --

                                                SHARES BENEFICIALLY                            SHARES TO BE BENEFICIALLY
                                               OWNED PRIOR TO OFFERING        SHARES              OWNED AFTER OFFERING
                                             --------------------------        BEING           -------------------------
 NAME AND ADDRESS OF SELLING STOCKHOLDER         SHARES       PERCENT        OFFERED(2)           NUMBER   PERCENT(2)
------------------------------------------   --------------  ----------     ------------        ---------  ---------
David F. McCartney
200 Pleaseant Place
Springville, TN 38256                           3,076           *                3,076             --       --

William McClatchy
510 Northern Avenue
Mill Valley, CA 94941                           7,692           *                7,692             --       --

Donald B. McCulloch and
Jacqueline M. McColloch
820 Oakmere Place
North Muskegon, MI 49445                        4,615           *                4,615             --       --

Donald Moline
720 Old Howard Mill Road
Duluth, MN 55807                                3,076           *                3,076             --       --

John V. Moynes
P.O. Box 117
Jacksonville, NY 14854                          1,538           *                1,538             --       --

Steven Mucciolo
100 Wall Street, 10th Floor
New York, NY 10005                                425(13)       *                  425(13)         --       --

Ronald H. Muhlenkamp
511 Buttermilk Lane
Bradford Woods, PA 15015                        9,230           *                9,230             --       --

Richard Oh
100 Wall Street, 10th Floor
New York, NY 10005                              2,000(14)       *                2,000(14)         --       --

Vincent Palmieri
100 Wall Street, 10th Floor
New York, NY 10005                              2,500(15)       *                2,500(15)         --       --

Richard P. Nettina
4900 Van Buren Street
Hollywood, FL 33021                             3,076           *                3,076             --       --

S.R. Penn, Jr.
c/o Reelcraft Industries, Inc.
P.O. Box 248
Columbia City, IN 46725                        15,384           *               15,384             --       --

Lloyd Pillsbury and
Joelyn Pillsbury, JTWROS
413 Briksbury Drive
Franklin, TN 37067                              3,076           *                3,076             --       --

Michael E. Recca
100 Wall Street, 10th Floor
New York, NY 10005                             14,769(16)       *               14,769(16)         --       --

Karl Reeves
100 Wall Street, 10th Floor
New York, NY 10005                                425(17)       *                  425(17)         --       --

Jeffrey L. Sadar and Barbara A. Sadar
6640 Ridgebury Boulevard
Mayfield Heights, OH 44124                      6,153           *                6,153             --       --

Peter and Irene Santulli, JTWROS
9 Barnes Lane
Garden City, NY 11530                           6,365(18)       *                5,365(18)         --       --

Christopher C. Schreiber
175 East 74th Street, Apt. 7A
New York, NY 10021                              4,425(19)       *                4,426(19)         --       --

Robert Schroeder
100 Wall Street, 10th Floor
New York, NY 10005                              5,000(20)       *                5,000(20)         --       --

                                                SHARES BENEFICIALLY                            SHARES TO BE BENEFICIALLY
                                               OWNED PRIOR TO OFFERING        SHARES              OWNED AFTER OFFERING
                                             --------------------------        BEING           -------------------------
 NAME AND ADDRESS OF SELLING STOCKHOLDER         SHARES       PERCENT        OFFERED(2)           NUMBER   PERCENT(2)
------------------------------------------   --------------  ----------     ------------        ---------  ---------
Benjamin D. Schulman
7529 Gibraltor
Carlsbad, CA 92009                              3,076           *                3,076             --       --

Deana M. Scuola
100 Wall Street, 10th Floor
New York, NY 10005                              1,846(21)       *                1,846(21)         --       --

Shaw Family Living Trust
3701 International Drive, #746
Silver Springs, MD 20906                        7,692           *                7,692             --       --

Valdemar A. Skov
1241 Old Rte 1
Waldoboro, ME 04572                             3,076           *                3,076             --       --

Dale W. Sobek
6000 S Corporation
42080 Osgood Road
Fremont, CA 94539                               7,692           *                7,692             --       --

Sharon Stauber
4080 North 41st Street
Hollywood, FL 33021                             7,692           *                7,692             --       --

Michael Stern
100 Wall Street, 10th Floor
New York, NY 10005                                100(22)       *                  100(22)         --       --

Garland S. Sydnor, Jr.
8 Tapoan Road
Richmond, VA 23226                             15,384           *               15,384             --       --

Eugene Szczepanski
35 Highland Avenue
Worthington, OH 43085                           7,692           *                7,692             --       --

Michael N. Taglich
100 Wall Street, 10th Floor
New York, NY 10005                             29,489(23)      1.25             29,489(23)         --       --

Robert F. Taglich
100 Wall Street, 10th Floor
New York, NY 10005
SS# ###-##-####                                29,489(24)      1.25             29,489(24)         --       --

Tha An Thai
100 Wall Street, 10th Floor
New York, NY 10005                              1,400(25)       *                1,400(25)         --       --

Morton L. Topfer
1415 Wooldridge Drive
Austin, TX 78703                               15,384           *               15,384             --       --

Thomas Wagner
100 Wall Street, 10th Floor
New York, NY 10005                                786(26)       *                  786(26)         --       --

William C. Weick and Elizabeth A. Weick
610 West Idaho Street
Boise, ID 83702                                 4,615           *                4,615             --       --

Xiaoman Wu
9305 Fifth Avenue
Forest Hills, NY 11375                          7,692           *                7,692             --       --

Wynnefield Partners Small Cap Value, L.P.
One Pennsylvania Plaza, Suite 4720
New York, NY 10119                             46,153         1.94              46,153            --       --

----------------------------------------

*        Less than one percent.

(1) Except as otherwise indicated, the shares of Common Stock being offered hereby are issuable upon conversion of Debentures at the conversion rate of $3.25 of principal for each share of Common Stock and are included in the beneficial ownership tables.

(2) Based upon 2,330,912 shares of Common Stock outstanding. Each beneficial owner's percentage is determined by assuming that Debentures and warrants that are held by such person (but not those held by any other person) have been converted or exercised, respectively.

(3)      Includes 500 shares of Common Stock issuable upon exercise of Warrants.

(4)      Includes 200 shares of Common Stock issuable upon exercise of Warrants.

(5) Includes 9,231 shares of Common Stock issuable upon exercise of Warrants.

(6) Includes 1,846 shares of Common Stock issuable upon exercise of Warrants.

(7) Includes 4,585 shares of Common Stock issuable upon exercise of Warrants.

(8) Includes 1,000 shares of Common Stock issuable upon exercise of Warrants.

(9) Includes 9,231 shares of Common Stock issuable upon exercise of Warrants.

(10) Such shares include (i) 150,000 shares issuable upon conversion of Debentures; (ii) 105,000 shares issuable upon conversion of Debentures owned by Lancer Partners, L.P; and (iii) 55,000 shares issuable upon conversion of Debentures owned by Michael Lauer, a principal of Lancer Offshore, Inc and Lancer Partners, L.P.

(11) Such shares include (i) 105,000 shares issuable upon conversion of Debentures; (ii) 150,000 shares issuable upon conversion of Debentures owned by Lancer Offshore, Inc.; and (iii) 55,000 shares issuable upon conversion of Debentures owned by Michael Lauer.

(12) Such shares include (i) 55,000 shares issuable upon conversion of Debentures; (ii) 150,000 shares issuable upon conversion of Debentures owned by Lancer Offshore, Inc.; and (iii) 105,000 shares issuable upon conversion of Debentures owned by Lancer Partners, LP.

(13)     Includes 425 shares of Common Stock issuable upon exercise of Warrants.

(14) Includes 2,000 shares of Common Stock issuable upon exercise of Warrants.

(15) Includes 2,500 shares of Common Stock issuable upon exercise of Warrants.

(16) Includes 14,769 shares of Common Stock issuable upon exercise of Warrants.

(17)     Includes 425 shares of Common Stock issuable upon exercise of Warrants.

(18) Includes 750 shares of Common Stock issuable upon exercise of Warrants and 4,615 shares of Common Stock issuable upon conversion of Debentures.

(19) Includes 1,350 shares of Common Stock issuable upon exercise of Warrants and 3,076 shares of Common Stock issuable upon conversion of Debentures.

(20) Includes 5,000 shares of Common Stock issuable upon exercise of Warrants.

(21) Includes 1,846 shares of Common Stock issuable upon exercise of Warrants.

(22)     Includes 100 shares of Common Stock issuable upon exercise of Warrants.

(23) Includes 17,182 shares of Common Stock issuable upon exercise of Warrants and 12,307 shares of Common Stock issuable upon conversion of Debentures.

(24) Includes 17,182 shares of Common Stock issuable upon exercise of Warrants and 12,307 shares of Common Stock issuable upon conversion of Debentures.

(25) Includes 1,400 shares of Common Stock issuable upon exercise of Warrants.

(26)     Includes 786 shares of Common Stock issuable upon exercise of Warrants.

         The number of shares of Common Stock which may actually be sold by the Selling Stockholders will be determined from time to time by them and will depend upon a number of factors, including the price of the shares from time to time. Because the Selling Stockholders may offer all or none of the shares that they hold and because the offering contemplated by this Prospectus is not being underwritten, no estimate can be given as to the number of shares that will be held by the Selling Stockholders.

         There are no material relationships between any of the Selling Stockholders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three (3) years, except as indicated in the footnotes above.

                            DESCRIPTION OF SECURITIES

         The Company has 26,000,000 shares of authorized Common Stock, par value $0.001 per share, of which 2,330,912 shares of Common Stock are issued and outstanding, and 4,000,000 shares of preferred stock, none of which are outstanding. Assuming the conversion of all Debentures and exercise of the Warrants, the Company would have 3,346,261shares of Common Stock outstanding.

         COMMON STOCK. Each share of Common Stock is entitled to one vote either in person or by proxy in all matters that can be voted upon by the holders thereof at any and all meetings of the stockholders. The holders of Common Stock
(i) have equal ratable rights to dividends from funds legally available therefore when, as and if declared by the Board of Directors of the Company;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company, after the satisfaction of all liabilities of the Company any liquidation preference granted to the holders of any class of Preferred Stock then outstanding, if any; (iii) do not have any preemptive, subscriptive or conversion rights; and (iv) do not have any redemption or sinking fund provisions applicable thereto.

         The Certificate of Incorporation does not provide for cumulative voting. Therefore, stockholders do not have the right to aggregate their votes for the election of directors and, accordingly, stockholders holding more than 50% of the shares of Common Stock outstanding can elect all of the directors.

         PREFERRED STOCK. The Company is authorized to issue 4,000,000 shares of preferred stock, without designation, par value $.01 per share. The certificate of incorporation grants the board of directors the right to cause the Company to issue, from time to time, all or part of the preferred shares remaining undesignated in one or more series, and to fix the number of shares of preferred stock and determine or alter for each series, the voting powers, full, limited, or none, and other designations, preferences, or relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof. As of the date of this Prospectus, there were no preferred stock outstanding.

DEBENTURES

         GENERAL. In February 1997, the Company completed a private placement of $3,000,000 in principal of Debentures. The following summary of certain provisions of the Debentures do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the Debentures.

         PAYMENT OF PRINCIPAL AND INTEREST. The Debentures mature on July 1, 2000. The principal balance is payable on the maturity date, unless sooner redeemed by the Company as hereinafter described or converted by the holders thereof prior to the maturity date. The Debentures bear interest at the rate of ten (10%) percent per annum payable semi-annually on July 1 and January 1 of each year, commencing on July 1, 1997, to holders of record as of June 15 and December 15, respectively. Principal, premium, if any, and interest on, the Debentures are payable to the registered holder of the Debentures by check mailed to the addresses of the holders thereto as such appear on the register for the Debentures.

         RANKING. The Debentures are subordinated unsecured obligations of the Company and rank pari passu in right of payment with all existing and future unsecured indebtedness of the Company. The Debentures are subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness, including indebtedness of: (i) up to $5 million pursuant to bank lending, of which the Company has a $2 million line of credit, secured by a first lien on all of the Company's assets, inventory and accounts receivable, other than the incineration facility; (ii) $1.95 million in favor of Chambers Medical Technologies of South Carolina, Inc., secured by a first lien on all of the assets of the incineration facility; and (iii) additional secured indebtedness the Company may incur as the result of acquisitions or leases of autoclave units .

         OPTIONAL REDEMPTION. The Company can redeem all of the outstanding Debentures at the Redemption Price at any time after December 31, 1997, provided that on the date notice of redemption is given and on the Redemption Date, the following conditions are satisfied: (i) the Conversion Shares have been registered pursuant to the Act and such registration is then currently effective; and (ii) the average of the closing bid price of the Common Stock as listed on the NASDAQ, NYSE; ASE or wherever the Company's Common Stock then trades, is at least 200% of the Conversion Price for twenty (20) trading days within a thirty (30) consecutive trading day period. Any Notice to redeem must be given to all holders no less than thirty (30) days nor more than forty-five
(45) days prior to the Redemption Date. The Redemption Price shall equal the sum of: (a) the face amount of the Debentures; (b) all accrued and unpaid interest through and including the Redemption Date; and (c) a redemption fee equal to (I) 10% of the face amount of the Debentures if redeemed prior to January 1, 1999; or (II) 5% of the face amount of the Debentures, if redeemed after January 1, 1999. The holders may only convert principal of the Debentures into Common Stock. Any accrued interest will be paid in cash through the date of conversion.

         CONVERSION. The Debentures are convertible, at each holder's option, into shares of the Company's Common Stock at any time prior to maturity or the date fixed for redemption, at a conversion price of $3.25 per share (based on the outstanding principal amount of the Debentures). The conversion price is subject to adjustment as described below. The holders may only convert principal of the Debentures into Common Stock. Upon receipt of the notice of conversion, the holder shall be entitled to receive accrued and unpaid interest from the previous interest payment date through the date of conversion.

         FORCED CONVERSION. The entire principal amount of the Debentures are convertible at the option of the Company, into shares of Common Stock at the Conversion Price, provided that on the day that notice is given and on the Forced Conversion Date, the following conditions are satisfied: (i) the Conversion Shares have been registered pursuant to the Act and such registration is then currently effective; and (ii) the average of the closing bid price of the Common Stock as listed on NASDAQ, NYSE; ASE or wherever the Company's Common Stock then trades, is at least 200% of the Conversion Price for twenty (20) trading days within a thirty (30) consecutive trading day period. Any notice of forced conversion must be given to all holders no less than thirty (30) days nor more than forty-five (45) days prior to the Forced Conversion Date. On the Forced Conversion Date, the Company shall pay to all registered holders of Debentures, all accrued and unpaid interest on the Debentures through and including the Forced Conversion Date.

         ANTI-DILUTION PROVISIONS. For so long as the Debentures are outstanding, the holder thereof have anti-dilution protection and adjustment rights covering the underlying shares of Common Stock. An equitable adjustment to the number of shares of Common Stock issuable upon conversion of the Debentures will be made with respect to: (i) any subdivision or reverse split of the outstanding shares of Common Stock of the Company into a greater or lesser number of shares of Common Stock; (ii) any declaration of a dividend or other distribution by the Company upon its Common Stock payable in shares of Common Stock of the Company; (iii) any capital reorganization or reclassification of the capital stock of the Company; (iv) any consolidation or merger of the Company with another entity or (v) the issuance, sale or distribution of shares of Common Stock by the Company for a consideration per share in cash or property less than the lesser of (b) the fair market value of the Common Stock on the date of such issuance, sale or distribution, or (b) the Conversion Price.

         EVENTS OF DEFAULT. The Debentures define an Event of Default, among other things, as : (i) a failure to pay interest on the Debentures for ten (10) days after the date due; (ii) a failure to pay principal on the Debentures at maturity; (iii) a failure to comply with any material covenants or agreements contained in the Debenture or the Debenture Purchase Agreement, if a party thereto, for a period of thirty (30) days after notice; and (iv) a default by the Company or any of its subsidiaries under any bond, debenture, note or other evidence of indebtedness for money borrowed in excess of $500,000 in the aggregate. The Debenture further provides that an Event of Default with respect to the Debentures may only be declared by a registered holder or holders of Debentures owning fifteen (15%) or more of the outstanding principal amount of Debentures.

         MODIFICATIONS AND WAIVER. Modifications to the Debentures may be made by the Company and the holders thereof, but only with the consent of the holders of at least two-thirds (2/3) in the aggregate principal amount of the outstanding Debentures. Any modification to the principal amount of the Debentures, the maturity date, the interest rate or the redemption terms would require the approval of the holders of at least 80% of the outstanding principal amount of the Debentures. Upon such modification and consent, such modification shall be binding on all outstanding Debentures, regardless of whether any individual holder may have consented thereto.

         CERTAIN LIMITATIONS IMPOSED ON THE COMPANY BY THE DEBENTURES. The Debentures provide for certain limitations regarding the Company including, without limitation, the following: (i) the Company cannot declare or pay any cash dividends on its Common Stock; (ii) the Company is limited to the grant of stock options to purchase no more than 500,000 shares of Common Stock; (iii) the Company and its subsidiaries cannot incur indebtedness senior in ranking to the Debentures in excess of $5,000,000 other than indebtedness related to acquisitions or the lease of autoclaves to customers; (iv) the Company may not make any additional loans to officers, directors or 5% Holder in excess of $250,000 in the aggregate; and (v) the Company cannot sell its Common Stock to an officer, director or a 5% Holder other than (a) pursuant to a Stock Option;
(b) for cash at a purchase price at least equal to the closing bid price of the Common Stock on the day prior to issuance; or (c) for services rendered.

         SINKING FUND. There is no mandatory sinking fund payments required on the Debentures.

         WARRANTS. In connection with the private placement of the Debentures, the Company issued Warrants to purchase 92,308 shares of Common Stock exercisable until February 12, 2001 at an exercise price of $3.25 per share to the placement agent of the private placement conducted in February 1997. The placement agent distributed the Warrants to various employees and agents of the placement agent.

         The Company is not required to issue fractional shares upon exercise of any Warrants, but may make cash payments thereof, based on the then market price of the Common Stock. No holder of any Warrants will be entitled to vote, receive dividends, or be deemed the holder of the Common Stock until such time as the Warrants shall have been duly exercised and payment of the purchase price shall have been made. Shares of Common Stock issued upon the exercise of the warrants and on payment of the purchase price will be legally issued, fully paid and non-assessable.

         The Warrants are subject to equitable adjustment upon certain events, which include (i) the issuance of Common Stock as a dividend on the outstanding Common Stock; (ii) subdivisions, combinations, and reclas sifications of Common Stock; (iii) mergers, consolidations and similar events; (iv) the issuance of Common Stock for a price less than the lesser of the market price of the Common Stock or the exercise price of the Warrants. The holders of the Warrants has certain demand and piggy-back registration rights as described below.

         REGISTRATION RIGHTS. The Company agreed to register the shares of Common Stock issued or issuable upon conversion of the Debentures, as well as the shares of Common Stock issuable upon the exercise of the Warrants pursuant to the Securities Act of 1933, as amended within six months following the closing of the Debenture offering. If such Registration is not declared effective by July 27, 1997, the conversion price of the Debentures shall be reduced (and concomitantly the number of shares of Common Stock issuable upon conversion of the Debentures shall increase) by five (5%) percent for each month, or any part thereof, beyond the six (6) month period until the initial registration statement is declared effective. Holders of Debentures also have certain "piggy-back" registration rights regarding the underlying Common Stock, subject to certain restrictions. The company agreed to pay all costs of registration.

CERTAIN ANTI-TAKEOVER PROVISION

         Certain provisions of the Company's charter and by-laws, as well as certain provisions of Delaware law, could have the effect of deterring takeovers. The Board of Directors believes that the provisions of the Company's charter and by-laws described below are prudent and in the best interests of the Company and its stockholders. Although these provisions may discourage a future takeover attempt in which stockholders might receive a premium for their shares over the then current market price and may make removal of incumbent management more difficult, the Board of Directors believes that the benefits of these provisions outweigh their possible disadvantages. Management is not aware of any current effort to effect a change in control of the Company.

         Section 203 of the Delaware General Corporation Law ("Section 203") restricts certain transactions between a corporation organized under Delaware law (or its majority-owned subsidiaries) and any person holding fifteen percent (15%) or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Interested Stockholder"). Section 203 prevents, for a period of three (3) years following the date that a person becomes an Interested Stockholder, the following types of transaction ("Business Combinations") between the corporation and the Interested Stockholder (unless certain conditions, described below, are met): (a) mergers or consolidations,
(b) sales, leases, exchanges or other transfers of ten percent (10%) or more of the aggregate assets of the corporation, (c) issuance or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Interested Stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the Interested Stockholder, and (e) receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

         The three-year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the Board of Directors of the corporation prior to the date such stockholder became an Interested Stockholder. Additionally, an Interested Stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder became an Interested Stockholder, the stockholder owns at least 855 of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not an Interested Stockholder of the corporation (or who becomes such with board approval) if the proposed transaction involves (a) certain merger or consolidations involving the corporation, (b) a sale or other transfer of over fifty percent (50%) of the aggregate assets of the corporation, or (c) a tender or exchange offer for fifty percent (50%) or more of the outstanding voting stock of the corporation.

         A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its charter or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until twelve (12) months after the date it is adopted. The Company has not adopted such a charter or by-law amendment.

         Included in the rights of any series of preferred stock which may be set by the Board of Directors may be voting rights, if any. It is possible that the Board of Directors could authorized and issue to persons, including existing management, a series of preferred stock with class voting rights which might have the effect of discouraging a takeover attempt or a tender offer. Any such issuance would have to be made for a valid business purpose and for adequate consideration from the recipient of the preferred stock.

         The Company's by-laws contain provisions relating to notice of stockholder meetings which would prohibit a stockholder from nominating a person for the Board of Directors or proposing certain actions relating to the Company's business without advance written notice to the Company. Such written notice must be a minimum of thirty (30) days prior to a stockholders' meeting and must contain specific information about the nominee and the stockholder who makes such nomination or proposal.

         DIVIDEND POLICY. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The payment of dividends by the Company will depend on its earnings, financial condition, and other business and economic factors affecting the Company at that time as the Board of Directors may consider relevant. The Company currently intends to retain any earnings to provide for the development and growth of the Company.

         TRANSFER AND WARRANT AGENT. The Transfer and Warrant Agent for the Common Stock and Class A Warrants is Continental Stock Transfer and Trust Company, 2 Broadway, New York, New York.

                                 INDEMNIFICATION

         DELAWARE GENERAL CORPORATION LAW. Section 145 of the Delaware General Corporation Law ("GCL") empowers a corporation to indemnify a director, officer, employee, or agent who is, or is threatened to be, made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is, or was, serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         No indemnification may be made in respect to any claim, issue, or matter brought by or in the right of the corporation as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         The indemnification provided in Section 145 is not exclusive of any other right of indemnification. A corporation is empowered to purchase and maintain insurance on behalf of such persons against any liability asserted against them in such capacities, whether or not the corporation would have the right to indemnification against such liabilities under Section 145.

         Subsection (b)(7) of Section 102 of the GCL empowers a corporation to eliminate or limit the personal liability of a director to such corporation or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for any breach of a director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;(iii) under Section 174 of the GCL (which provides that under certain circumstances directors shall be jointly and severally liable for willful or negligent violations of provisions regarding the unlawful payment of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.

         CHARTER. Article NINTH of the Company's Charter has adopted the provisions of GCL Section 102(b)(7). Article TENTH of the Company's Charter provides that the Company shall indemnify all persons entitled to be indemnified by GCL 145, including officers and directors, to the fullest extent permitted by such statute.

         SECURITIES AND EXCHANGE COMMISSION POLICY. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              PLAN OF DISTRIBUTION

         This Prospectus, as appropriately amended or supplemented from time to time may be used from time to time by the Selling Stockholders, or their transferees, to offer and sell the Common Stock in transactions in which the Selling Stockholders and any broker-dealer through whom any of the shares of Common Stock are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. The Company would receive an aggregate of $300,001 in gross proceeds if all Warrants are exercised. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Common Stock.

         The Company anticipates that resales of the Common Stock by the Selling Stockholders will be effected from time to time on the open market in ordinary brokerage transactions on the NASDAQ-Small Cap Market ("NASDAQ"), on which the Common Stock is included for quotation, in the over-the-counter market, or in private transactions (which may involve block transactions). The Common Stock will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Common Stock may be offered directly, through agents designated from time to time, or through brokers or dealers. A member firm of the NASD may be engaged to act as a Selling Stockholder's agent in the sale of the Common Stock by a Selling Stockholder and/or may acquire Common Stock as principal. Member firms participating in such transactions as agent may receive commissions from Selling Stockholders (and, if they act as agent for the purchaser of such Common Stock, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rates of the NASDAQ, which commissions may be at negotiated rates where permissible. Sales of the Common Stock by the member firm may be made on the NASDAQ from time to time at prices related to prices then prevailing. Any such sales may be by block trade.

         Participating broker-dealers may agree with Selling Stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker dealer is unable to do so acting as agent for the Selling Stockholder to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholder. In addition or alternatively, Common Stock may be sold by the Selling Stockholders, and/or by or through the broker-dealers in special offerings, exchange distributions, or secondary distributions pursuant to and in compliance with the governing rules of the NASDAQ, and in connection therewith commissions in excess of the customary commission prescribed by the rules of such securities exchange may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire Common Stock as principal may thereafter resell such Common Stock from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the NASDAQ, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchasers of such shares. Upon the Company's being notified by a Selling Stockholder that a particular offer to sell the Common Stock is made, a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the number of Common Stock involved, (ii) the price at which the Common Stock were sold, (iii) any participating brokers, dealers, agents or member firm involved, (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Stockholder, (v) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and (vi) other facts material to the transaction.

         Shares of Common Stock may be sold directly by the Selling Stockholders or through agents designated by the Selling Stockholders from time to time. Unless otherwise indicated in the supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

         The Selling Stockholders and any brokers, dealers, agents, member firm or others that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Common Stock purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Selling Stockholders will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

         The Company will pay substantially all the expenses incident to this offering of the Common Stock by the Selling Stockholder to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

         In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and the Company or Selling Stockholders comply with the applicable requirements.


                                  LEGAL MATTERS

         The validity of the Common Stock offered by this Prospectus has been passed upon by Wallace, Bauman, Fodiman & Shannon, P.A., Coral Gables, Florida. Milton J. Wallace a shareholder of the law firm, beneficially owns 412,125 shares of the Company's Common Stock. Other shareholders of such law firm beneficially own an aggregate of 22,816 shares of Common Stock.


                                     EXPERTS

         The consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the Year ended December 31, 1996 incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

-------------------------------------------------------------------------------




No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make such offer or solicitation.



















                                TABLE OF CONTENTS

                                                                           Page

AVAILABLE INFORMATION.........................................................2
DOCUMENTS INCORPORATED BY REFERENCE...........................................3
THE COMPANY...................................................................4
RISK FACTORS..................................................................5
USE OF PROCEEDS...............................................................8
MATERIAL EVENTS...............................................................9
SELLING STOCKHOLDERS.........................................................10
DESCRIPTION OF SECURITIES....................................................16
INDEMNIFICATION..............................................................20
PLAN OF DISTRIBUTION.........................................................21
LEGAL MATTERS................................................................22
EXPERTS......................................................................22






                                 MED/WASTE, INC.




                        --------------------------------


                                   PROSPECTUS

                        ---------------------------------


                                    1,015,349

                                    Shares of

                                  COMMON STOCK
                                ($.001 par value)




















                             _________________, 1997












--------------------------------------------------------------------------------

                                     Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF INSURANCE AND DISTRIBUTION

         The following sets forth the estimated expenses and costs in connection with the issuance and distribution of securities being registered hereby. All such expenses will be borne by the Company.

      Securities and Exchange Commission Registration Fee..........$1,385.00
      Accounting Fees and Expenses................................. 2,000.00*
      Legal Fees and Expenses..................................... 10,000.00*
      Printing expenses.............................................2,000.00
      Miscellaneous................................................ 1,615.00*
                                                                  ----------
      Total.......................................................$17,000.00
                                                                  ==========
------------

*     Estimated

ITEM 15.INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article TENTH of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"). Section 145 of the DGCL provides for indemnification of directors and officers from and against expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred by them in connection with any civil, criminal, administrative or investigative claim or proceeding (including civil actions brought as derivative actions by or in the right of the corporation but only to the extent of expenses reasonably incurred in defending or settling such action) in which they may become involved by reason of being a director or officer of the corporation if the director or officer acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, in addition, in criminal actions, if he had no reasonable cause to believe his conduct to be unlawful. If, in an action brought by or in the right of the corporation, the director or officer is adjudged to be liable for negligence or misconduct in the performance of his duty, he will only be entitled to this indemnity as the court finds to be proper. Persons who are successful in defense of any claim against them are entitled to indemnification as of right against expenses actually and reasonably incurred in connection therewith. In all other cases, indemnification shall be made (unless otherwise ordered by a court) only if the board of directors, acting by a majority vote of a quorum of disinterested directors, independent legal counsel or holders of a majority of the shares entitled to vote, determines that the applicable standard of conduct has been met. Section 145 also provides this indemnity for directors and officers of a corporation who, at the request of the corporation, act as directors, officers, employees or agents of other corporations, partnerships or other enterprises.

         Article NINTH of the Company's Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that personal monetary liabilities of a director for breaches of his fiduciary duties as a director may not be eliminated with regard to any breach of the duty of loyalty, failing to act in good faith, intentional misconduct or knowing violation of law, payment of an unlawful dividend, approval of an illegal stock repurchase, or obtainment of an improper personal benefit. Such a provision has no affect on the availability of equitable remedies, such as an injunction or recision, for breach of fiduciary duty.

         The employment agreements of certain officers contain a provision requiring indemnification of such officer to the fullest extent permitted by law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.    DESCRIPTION

4.1            Form of 10% Convertible Redeemable Debentures

4.2            Form of Warrant

5 Opinion of Wallace, Bauman, Fodiman & Shannon, P.A., regarding the legality of the Common Stock.

23.1           Consent of BDO Seidman, LLP

23.2           Consent of Wallace, Bauman, Fodiman & Shannon, P.A.(included in
               Exhibit 5 above).

24 Power of Attorney (included on signature page of registration statement).

ITEM 17.  UNDERTAKINGS.

               (a)     The Registrant hereby undertakes:

                       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                                (i)      To include any prospectus required by
                                         Section 10(a)(3) of the Act;

                                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                                (iii)    To include any material information
                                         with respect to the plan of
                                         distribution not previously disclosed
                                         in the registration statement or any
                                         material change to such information in
                                         the registration statement;

Provided, however, that Paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to the included in a post-effective amendment by those Paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act'), that are incorporated by reference in the registration statement.

                       (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
                           Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Opa Locka, State of Florida, on the 28 day of July, 1997.

                                  MED/WASTE, INC., a Delaware corporation


                                  By:   /s/ Daniel A. Stauber
                                        ---------------------------------------
                                                    DANIEL A. STAUBER
                                            President/Chief Executive Officer

                                POWER OF ATTORNEY

               We, the undersigned, do hereby severally constitute and appoint DANIEL A. STAUBER and MICHAEL D. ELKIN, and each or either of time, our true and lawful attorneys and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement, and any amendments thereto, filed pursuant to Rule 462(b) increasing the amount of securities for which registration is being sought), and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each of either of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES                                       TITLE                                           DATE
----------                                       -----                                           ----

            /s/ Milton J. Wallace                Chairman                                        July 28, 1997
--------------------------------------------
              Milton J. Wallace


           /s/ Daniel A. Stauber                 Director, President and Chief Executive         July 28, 1997
--------------------------------------------     Officer
              Daniel A. Stauber


            /s/ Michael D. Elkin                 Vice President and Chief Financial Officer      July 28, 1997
--------------------------------------------
              Michael D. Elkin


            /s/ Richard R. Green                 Director                                        July 28, 1997
--------------------------------------------
              Richard R. Green


            /s/ Phillip W. Kubec                 Director                                        July 28, 1997
--------------------------------------------
              Phillip W. Kubec


                                                 Director                                        July __, 1997
--------------------------------------------
                Kendrick Meek


         /s/ Arthur G. Shapiro, M.D.             Director                                        July 28, 1997
--------------------------------------------
           Arthur G. Shapiro, M.D.


          /s/ William Dolan, D.D.S.              Director                                        July 28, 1997
--------------------------------------------
            William Dolan, D.D.S.